UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 8

Under the Securities Exchange Act of 1934

Höegh LNG Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y3262R 100
(CUSIP Number)

Höegh LNG Holdings Ltd.

Canon’s Court

22 Victoria Street

Hamilton, HM 12, Bermuda

with a copy to:

Sean T. Wheeler

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Telephone: (713) 836-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2022

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D/A

CUSIP NO. Y3262R 100

1	NAME OF REPORTING PERSON Höegh LNG Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,373,002 Common Units*
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 33,373,002 Common Units*
	10	SHARED DISPOSITIVE POWER 0 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,373,002 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%**
14	TYPE OF REPORTING PERSON CO

* Includes 13,156,060 common units representing limited partner interests (“Common Units”) that were issued, effective August 16, 2019, upon the one-to-one conversion of all the issued and outstanding subordinated units representing limited partner interests (“Subordinated Units”) upon the expiration of the subordination period as defined and set forth in the Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP (the “Partnership” or the “Issuer”). Höegh LNG Holdings Ltd. (“Höegh LNG,” or the “Reporting Person”) is also the indirect beneficial owner of the non-economic general partner interest in the Partnership.

** Calculation of percentage based on a total of 33,373,002 Common Units issued and outstanding as of June 30, 2022.

Explanatory Note

The Reporting Person, a Bermuda exempt company limited by shares, is hereby filing this Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) to amend and supplement Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “Commission”) on May 26, 2022 to report the completion of the Merger Agreement. Capitalized terms used herein without definition shall have the meaning set forth in Amendment No. 7.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Amendment No. 7 is hereby amended and supplemented as follows:

The total consideration paid for the Common Units in connection with the Merger was approximately $[167.6] million. The consideration paid by the Reporting Person was funded through capital contribution from Larus.

Item 4. Purpose of Transaction

Item 4 of Amendment No. 7 is hereby amended and supplemented as follows:

On September 23, 2022, the Issuer completed the Merger, upon which the separate corporate existence of Merger Sub ceased, with the Issuer as the surviving company in the Merger. The Merger became effective at [9:00 a.m.] Bermuda time ([8:00 a.m.] Eastern Time) on September 23, 2022 (the “Effective Time”) pursuant to the certificate of merger that was issued by the Marshall Islands on such date.

At the Effective Time, each Common Unit that was issued and outstanding immediately prior to the Effective Time (other than those Common Units held by Parent, including as described in Item 5 below with respect to certain Covered Individuals) was converted into the right to receive $9.25 in cash, to be paid without interest and reduced by any applicable tax withholding.

As a result of the Merger, the Common Units will no longer be listed on any quotation system or exchange, including the New York Stock Exchange.

Item 5. Interest in Securities of the Issuer

(a) - (b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Person (on the basis of a total of 33,373,002 Common Units issued and outstanding as of June 30, 2022) are as follows:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Höegh LNG Holdings Ltd.	33,373,002	100.0%	33,373,002	0	33,373,002	0

(1) Each of Larus, LHC and Floating Infrastructure LP disclaims beneficial ownership of the 33,373,002 Common Units held by the Reporting Person except to the extent of its respective pecuniary interest therein.

Prior to the closing of the Merger, 441,037 Common Units were directly or indirectly beneficially owned by Leif Höegh & Co. Ltd., Morten W. Høegh and Leif O. Høegh and were not purchased by the Reporting Person in the Merger. Such Covered Individuals contributed their Common Units in-kind to the Reporting Person prior to the Effective Time. Therefore, as of the Effective Time, Reporting Person held 100% beneficial ownership of the Common Units.

(c) Except as described herein, neither the Reporting Person nor, to the Reporting Person’s knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover page of this Amendment and in this Item 5. Except for the foregoing and as set forth in Item 6 of Amendment No. 7, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Directors and Executive Officers of Höegh LNG Holdings Ltd.

Exhibit B	Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, dated October 5, 2017 (filed as Exhibit 1.2 to the Partnership’s Annual Report on Form 20-F, filed with the Commission on April 9, 2021 and incorporated by reference herein in its entirety).

Exhibit C	Limited Liability Company Agreement of Höegh LNG GP LLC (filed as Exhibit 3.4 to the Partnership’s Registration Statement on Form F-1, filed with the Commission on July 3, 2014 (File No. 333-197228) and incorporated by reference herein in its entirety).

Exhibit D	Höegh LNG Holdings Ltd. Form Phantom Unit Agreement (filed as Exhibit 4.5 to the Partnership’s Registration Statement on Form S-8, filed with the Commission on June 3, 2016 (File No. 333-211840) and incorporated by reference herein in its entirety).

Exhibit E	Non-Binding Offer Letter, dated December 3, 2021 (filed as Exhibit E to Amendment No. 5 to Schedule 13D filed by Höegh LNG Holdings Ltd., dated December 6, 2021 and incorporated by reference herein in its entirety).

Exhibit F	Pledge Agreement, dated March 22, 2022, between Höegh LNG Holdings Ltd., as pledgor, and Nordic Trustee AS, as collateral agent (filed as Exhibit F to Amendment No. 6 to Schedule 13D filed by Höegh LNG Holdings Ltd., dated April 1, 2022 and incorporated by reference herein in its entirety).

Exhibit G	Bond Agreement, dated January 30, 2017, between Höegh LNG Holdings Ltd., as borrower, and Nordic Trustee AS, as bond trustee (as amended by the amendment agreement dated May 3, 2021) (filed as Exhibit G to Amendment No. 6 to Schedule 13D filed by Höegh LNG Holdings Ltd., dated April 1, 2022 and incorporated by reference herein in its entirety).

Exhibit H	Bond Agreement, dated January 28, 2020, between Höegh LNG Holdings Ltd., as borrower, and Nordic Trustee AS, as bond trustee (as amended by the Tap Issue Addendum dated October 8, 2020, the amendment agreement dated May 3, 2021, and the Tap Issue Addendum dated June 11, 2021) (filed as Exhibit H to Amendment No. 6 to Schedule 13D filed by Höegh LNG Holdings Ltd., dated April 1, 2022 and incorporated by reference herein in its entirety).

Exhibit I	Agreement and Plan of Merger, dated as of May 25, 2022, by and among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Hoegh LNG Merger Sub LLC (filed as Exhibit I to Amendment No. 7 to Schedule 13D filed by Höegh LNG Holdings Ltd., dated May 26, 2022 and incorporated by reference herein in its entirety).

Exhibit J	Voting and Support Agreement, dated as of May 25, 2022, by and between Höegh LNG Holdings Ltd. and Höegh LNG Partners LP (filed as Exhibit J to Amendment No. 7 to Schedule 13D filed by Höegh LNG Holdings Ltd., dated May 26, 2022 and incorporated by reference herein in its entirety).

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2022

HÖEGH LNG Holdings Ltd.

/s/ Erik Nyheim
Name:	Erik Nyheim
Title:	President and Chief Executive Officer

EXHIBIT A

Directors and Executive Officers of Höegh LNG Holdings Ltd.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship
Erik Nyheim, President and Chief Executive Officer	President and Chief Executive Officer Höegh LNG AS Drammensveien 134 0277 Oslo, Norway	Norway

Håvard Furu, Chief Financial Officer	Chief Financial Officer Höegh LNG AS Drammensveien 134 0277 Oslo, Norway	Norway

Morten W. Høegh, Chairman	5 Young Street London W8 5EH United Kingdom	Norway

Johan Pfeiffer, Deputy Chairman	Managing Director and Operating Partner Morgan Stanley Infrastructure Partners 1585 Broadway, 37th Floor New York, NY 10036, USA	Switzerland Sweden

Leif O. Høegh, Director	Drammensveien 134 0277 Oslo, Norway	Norway

Alberto Donzelli, Director	Managing Director Morgan Stanley Infrastructure Partners 25 Cabot Square, Canary Wharf London E14 4QA, United Kingdom	Italy

Martine Vice Holter, Director	Chief Executive Officer & Partner Höegh Capital Partners 5 Young Street London W8 5EH United Kingdom	United Kingdom and Canada

John Kwaak, Director	Managing Partner Zero Infinity Partners Drammensveien 134 0277 Oslo, Norway	South Korea

Timothy Faries, Director	Partner and Chief Executive Officer Appleby Global Services Canon’s Court 22 Victoria Street Hamilton, HM 12, Bermuda	United Kingdom